UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 14, 2007 (August 14, 2007)

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

Cayman Islands
(State or Other Jurisdiction of Incorporation

1818 Canggong Road,
Fengxian Shanghai Chemical Industry Park
Shanghai, China 201417

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F:	☒ Form 40-F: Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
	[ ] Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	n/a

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

      We undertake no obligation to publicly update or revise any forward-looking statements contained in this report, or the documents to which we refer you in this report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

      ChinaGrowth South Acquisition Corporation is a Cayman Islands company that is referred to in this report on Form 6-K, as “ChinaGrowth North” “the company,” “we,” “us,” or “our.”

FINANCIAL INFORMATION

Financial Statements

Balance Sheets as of June 30, 2007 (Unaudited)
and December 31, 2006	4

Statements of Operations for the Period from May 3, 2006
(date of inception) to June 30, 2007 and 2006 and for the three and six months ended
June 30, 2007 (Unaudited)	6

Statements of Shareholders’ Equity for the Period from May 3, 2006
(date of inception) to December 31, 2006 and for the six-months
ended June 30, 2007 (Unaudited)	7

Statements of Cash Flows for the Period from May 3, 2006
(date of inception) to June 30, 2007 and 2006 and for the six months
ended June 30, 2007 (Unaudited))	8

Notes to Financial Statements (Unaudited)	10

Management’s Discussion and Analysis of Financial
Condition and Results of Operations	15

Qualitative and Quantitative Disclosures
About Market Risk	18

Controls and Procedures	18

SIGNATURES	19

FINANCIAL INFORMATION

Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS

ASSETS	June 30,	December 31,
	2007	2006

	(unaudited)	Note 1
Current assets:
Cash and cash equivalents	$513,866	$157,028
Prepaid expenses	35,221	-
Investment held in trust	38,113,110	-
Investment held in trust for Underwriter	802,160	-
Other receivable	3,877	-
Deferred offering cost	-	212,621
Total assets	$39,468,234	$369,649

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	$20,000	$-
Accrued offering costs	-	149,056
Unsecured promissory notes	-	210,000
Due to Underwriters	802,160	-
Total current liabilities	822,160	359,056

Common Stock subjected to possible conversion to cash
(1,002,199 shares at conversion value)	7,456,361	-

COMMITMENTS

Shareholders’ equity:
Preferred shares—$.001 par value; 1,000,000 shares
authorized; no shares issued and outstanding	-	-
Ordinary shares—$.001 par value, 20,000,000 shares
authorized; 6,138,500 issued and outstanding – 2007;
1,125,000 shares issued and outstanding - 2006	6,139	1,125
Additional paid-in capital	30,517,568	23,875
Retained earnings/ (deficit) accumulated during the
development stage	666,006	(14,407)
Total shareholders’ equity	31,189,713	10,593
Total liabilities and shareholders’ equity	$39,468,234	$369,649

See Accompanying Notes to Financial Statements

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF OPERATIONS (UNAUDITED)

			For the period from May	For the period from May
			3, 2006 (Date of	3, 2006 (Date of
	Three months ended	Six months ended	Inception) through	Inception) through
	June 30, 2007	June 30, 2007	June 30, 2006	June 30, 2007

Operating expenses	$64,614	$131,748	$16,507	$147,990

Loss from operations	(64,614)	(131,748)	(16,507)	(147,990)

Interest income	479,833	812,161	70	813,996

Net (loss) income	$415,219	$680,413	$(16,437)	$666,006

Net income (loss) per share—
basic and diluted	$0.07	$0.13	$(0.01)	$0.23

Weighted average number of shares
outstanding—basic and diluted	6,138,500	5,304,025	1,125,000	2,913,188

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENT OF SHAREHOLDERS’ EQUITY

			Additional		Retained
	Ordinary Shares		Paid-In		Earnings/
	Shares	Amount	Capital		(Deficits)	Total
Common shares issued May 3,
2006 at $0.001 per share	1,125,000	$1,125	$23,875	$		$25,000
Net loss for the period from
May 3, 2006 (date of
inception) to December 31,
2006	-	-	-		(14,407)	(14,407)
Balance at December 31, 2006	1,125,000	1,125	23,875		(14,407)	10,593

Sale of 5,013,500 units, net of
underwriters’ discount and
offering expenses (includes
1,002,199 shares subject to
possible conversion)	5,013,500	5,014	36,869,954		-	36,874,968
Proceeds from issuance of
founding director warrants	-	-	1,080,000		-	1,080,000
Proceeds subject to possible
conversion of 1,002,199
shares	-	-	(7,456,361)		-	(7,456,361)
Proceeds from issuance of
additional underwriting
purchase option	-	-	100		-	100
Net income for the six months
ended June 30, 2007	-	-	-		680,413	680,413
Balance at June 30, 2007	6,138,500	$6,139	30,517,568		$666,006	$31,189,713

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOWS (UNADITED)

		For the period from	For the period from
		May 3, 2006 (Date of	May 3, 2006 (Date of
	Six months ended	Inception) through	Inception) through
	June 30, 2007	June 30, 2006	June 30, 2007

Cash flows from operating activities:
Net income	$680,413	$(16,437)	$666,006
Increase in prepaid expenses	(35,221)	-	(35,221)
Increase in accrued expenses	20,000	16,250	20,000
Increase in other receivable	(3,877)	-	(3,877)
Net cash provided (used) by
operating activities	661,315	(187)	646,908

Cash flows from investing activities:
Cash held in trust account	(38,915,270)	-	(38,915,270)
Net cash used by investing activities	(38,915,270)	-	(38,915,270)

Cash flows from financing activities:
Proceeds from public offering	40,108,000	-	40,108,000
Proceeds from founding director warrant
purchase	1,080,000	-	1,080,000
Proceeds from issuance of underwriter
option	100	-	100
Proceeds from sale of ordinary shares	-	25,000	25,000
Issuance of unsecured promissory notes	-	210,000	210,000
Increase in amount due to shareholders	-	23,019	-
Repayment of unsecured promissory notes	(210,000)	-	(210,000)
Payments of offering costs	(2,367,307)	(21,742)	(2,430,872)
Net cash provided by financing
activities	38,610,793	236,277	38,782,228

Net increase in cash and cash equivalents	356,838	236,090	513,866
Cash and cash equivalents—beginning of
period	157,028	-	-
Cash and cash equivalents—end of period	$513,866	$236,090	$513,866
Supplemental disclosure of cash flow
information:
Accrual of deferred offering costs	$-	$100,000	$-
Accrual of deferred underwriting fees	$802,160	$-	$802,160

See Accompanying Notes to Financial Statements.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(UNAUDITED)

NOTE 1—ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION

Organization and Business Operations

     ChinaGrowth South Acquisition Corporation (the “Company”) was incorporated in the Cayman Islands on May 3, 2006 as a blank check company recently formed for the purpose of effecting a share capital exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Our objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province south of the Yangtze River, including but not limited to the Jiangsu and Hubei provinces and Chongqing. However, in the event ChinaGrowth North Acquisition Corporation executes a definitive acquisition agreement, then the Company will have no geographic restrictions in identifying and selecting a prospective target business or industry in the PRC, and it may therefore also pursue acquisition opportunities north of the Yangtze River. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry.

     The registration statement for the Company’s initial public offering (as discussed in Note 3 below) (the “Offering”) was declared effective on January 25, 2007. The Company completed the Public Offering of 5,013,500 units on January 29, 2007 (including 513,500 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007). Prior to our the Public Offering, the Company sold an aggregate of 900,000 warrants to its officers and directors in a private placement for a purchase price of $1,080,000. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds to the Company from the Public Offering and private placement were approximately $38,802,600, including an additional $802,160 to be paid to the underwriters, of which $38,102,600 was deposited into a trust account (“Trust Account”) and the remaining proceeds are available to be used to provide for business, legal and accounting due diligence and advisory fees in connection with prospective business combinations, compliance with securities laws and regulations, and continuing general and administrative expenses.

     The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Offering as discussed in Note 3, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a business combination with an operating business in the PRC (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination.

The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that shareholders owning 19.99% or more of the shares sold in the Offering vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 1,125,000 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

     With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company redeem his or her shares. The per share redemption price will equal the amount in the Trust Account, net of taxes payable, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding 19.99% of the aggregate number of shares owned by all Public Shareholders may seek redemption of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Shareholders.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(a development stage enterprise)

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2007
(UNAUDITED)

NOTE 1—ORGANIZATION, BUSINESS OPERATIONS AND BASIS OF PRESENTATION (CONTINUED)

     As of June 30, 2007, an amount of $38,113,110 (including interest) of the net proceeds was held in a trust account (“Trust Account”) and invested in short-term United States government securities. Under the agreement governing the Trust Account, the funds in the Trust Account may only be invested in United States government securities having a maturity of one hundred and eighty days or less or in money market funds. The funds will continue to be kept in the Trust Account until the earlier of (i) the consummation of the Business Combination or (ii) distribution of the Trust Account as described below.

     In the event that the Company does not consummate a Business Combination within 18 months from the date of the completion of the Public Offering (or 24 months from the completion of the Public Offering if certain extension criteria have been satisfied), the Company will be dissolved and the proceeds held in the Trust Account will be distributed to the Company’s public shareholders. In the event of such distribution, the per share value of the residual assets remaining available for distribution (including the amount held in the Trust Account) may be less than the Public Offering price of $8.00 per unit (see Note 3).

     Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Basis of Presentation

     The financial statements include the accounts of the Company. The Company has not commenced operations since its inception on May 3, 2006. All activities and expenses incurred are related to the Company’s formation and capital raising activities.

     The accompanying interim financial statements as of June 30, 2007 and for the period from May 3, 2006 (date of inception) to June 30, 2007 and 2006 and for the three and six month periods ended June 30, 2007 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “ SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The December 31, 2006 balance sheet was derived from audited financial statements included in the Company’s Current Report on Form 20-F (“Form 20-F”). The accompanying interim financial Statements should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F.

     In the opinion of management, all adjustments (which include normal recurring adjustments, except as disclosed herein) necessary to present a fair statement of financial position as of June 30, 2007, the results of operations and cash flows for the period from May 3, 2006 (date of inception) to June 30, 2007 and 2006, the results of operations for the three and six months period ended June 30, 2007, and cash flows for the six months period ended June 30, 2007 as applicable, have been made. The results of operations for the three and six months ended June 30, 2007 are not necessarily indicative of the operating results for the full fiscal year or any future periods.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(a development stage enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2007

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Cash and cash equivalents:

     Cash and cash equivalents comprise cash at bank and on hand and demand deposits with banks and other financial institutions.

2.2 Investment held in Trust Account:

     The investment held in the Trust Account as at June 30, 2007 consist of U.S. government treasury bills purchased with an original maturity of less than three months at date of acquisition. Interest income, including amortization of the premium and discount arising at acquisition is recorded on an accrual basis.

2.3 Use of estimates:

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.4 Income taxes:

     Under current Cayman Islands laws, the Company is not subject to income tax, and accordingly, no income tax expense/benefit has been recognized in respect of the net income/losses incurred.

2.5 Basis and diluted net income/loss per share:

     For the periods concerned, the number of shares used in the calculation of diluted net income/loss per share is equal to the number of shares used to calculate the basic net income/loss per share because the effect of the warrants and the underwriters’ option were not utilized since they are considered contingent shares.

2.6 Deferred offering costs:

     Deferred offering costs consisted principally of legal, professional and registration fees incurred that were related to the Public Offering. Such costs were ultimately charged against the gross proceeds received from the Public Offering.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(a development stage enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2007

NOTE 3— INITIAL PUBLIC OFFERING

     On January 29, 2007, the Company completed the sale of 5,013,500 units on January 29, 2007 (including 513,500 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007) at a price of $8.00 per unit. Each unit consists of one ordinary share of the Company, $0.001 par value, and one warrant. Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing on the later of (a) the completion of a Business Combination with a target business, or (b) January 23, 2008. The warrants expire on January 23, 2011. The Company may redeem the warrants (including any warrants issued upon exercise of the unit purchase option described below) at a price of $0.01 per warrant at any time after the warrants become exercisable to the extent the last sales price of the Company’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period.

     The Company’s directors and officers, or their designees, have also purchased a total of 900,000 warrants prior to the closing of the Offering at $1.20 per warrant for an aggregate purchase price of $1,080,000 (the “Founding Director Warrants”). The Founding Director Warrants were purchased separately and not in conjunction with ordinary shares in the form of units. The purchase price of the Founding Director Warrants has been added to the proceeds from the Offering to be held in the Trust Account pending completion of a business combination. If the Company does not complete a Business Combination then the purchase price of the Founding Director Warrants will become part of the liquidation distribution and the Founding Director Warrants will expire worthless.

     The Company will use its best efforts to cause a registration statement to become effective on or prior to the commencement of the warrant exercise period and to maintain the effectiveness of such registration statement until the expiration of the warrants. If the Company is unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore is unable to deliver registered shares, the warrants may become worthless. Because the Founding Director Warrants were sold in a Regulation S private placement and were issued pursuant to an exemption from registration requirements under federal securities laws, the Founding Director Warrants will be exercisable even if, at the time of exercise, a prospectus relating to the common stock issuable upon exercise of the Founding Director Warrants is not current.

     In addition, on January 29, 2007, the Company sold to the underwriters, for $100, an option to purchase up to a total of 315,000 units as compensation for their services (the “unit purchase option”). The units issuable upon exercise of the unit purchase option are identical to those offered in the Public Offering. In lieu of paying the exercise price of $10.00 per unit, the option may be converted into units (i.e., a cashless basis) to the extent that the market value of the units at the time of the conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder. The unit purchase option expires on January 23, 2012 and is exercisable at $10.00 per Unit commencing on the later of (a) the completion of a Business Combination, or (b) January 23, 2008.

     The sale of the option was accounted for as an equity transaction. Accordingly, there was no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

     Although the purchase option and its underlying securities have been registered in our initial public offering, the purchase option grants to holders demand and “piggy back” rights for periods of five years and seven years, respectively, from the effective date of our initial public offering with respect to the registration under the Securities Act of 1933 of the securities directly and indirectly issuable upon exercise of the purchase option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the purchase option may be adjusted in certain circumstances including in the event of a share dividend, or our recapitalization, merger or consolidation. However, the purchase option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(a development stage enterprise)

NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2007

NOTE 4 — COMMITMENTS

     The Company utilizes certain limited administrative, technology and secretarial services, as well as certain limited office space provided by an affiliate of one of the Initial Shareholders. Such affiliate has agreed that, until a Business Combination, it will make such services available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate up to $7,500 per month for such services commencing on the effective date of the Public Offering.

     In addition, the Company has agreed to pay to Morgan Joseph & Co., Inc. serving as the underwriting syndicate’s representative, seven percent (7%) of the gross proceeds of the offering (the “Underwriters’ Discount”). Five percent (5%) of the gross proceeds ($2,005,400 including the exercise of the over-allotment option) have been paid upon the closing of the Public Offering. Morgan Joseph & Co., Inc. has agreed to defer payment of the remaining two percent (2%) of the gross proceeds ($802,160) until completion of a Business Combination. Until a Business Combination is complete, these funds will be placed in the Trust Account. If the Company does not complete a Business Combination then the 2% deferred fee will become part of the liquidation distribution.

     As discussed in Note 3, the Company’s Founding Directors purchased 900,000 Warrants at a price of $1.20 per Warrant for a total gross proceeds of $1,080,000. Each of the Company’s Initial Shareholders or their designees cannot sell these warrants until the consummation of a business combination. These warrants will be non-callable as long as they are held by the Company’s Initial Shareholders or their designees.

NOTE 5—UNSECURED PROMISSORY NOTES

     The Company had issued an aggregate of $210,000 of unsecured promissory notes to five Initial Shareholders. The notes were non-interest bearing and were paid on the consummation of the Public Offering.

NOTE 6 — PREFERRED SHARES

     The Company is authorized to issue 1,000,000 shares of preferred shares with such designations and other voting rights and preferences as may be determined from time to time by the Board of Directors.

NOTE 7 – AMOUNT OF EQUITY SUBJECT TO POSSIBLE REDEMPTION

     The Company is required to obtain shareholder approval for any business combination of a target business. In the event that public shareholders owning 20% or more of the ordinary shares sold in the Public Offering vote against a Business Combination, the Company will not proceed with a Business Combination if the public shareholders exercise their redemption rights. That is, the Company can still effect a business combination if the public shareholders owning up to approximately 19.99% of the ordinary shares sold in the Public Offering exercise their redemption rights.

     This redemption obligation with respect to up to 19.99% of the ordinary shares sold in the Public Offering will exist regardless of how a business combination is structured. That is, the Company would be required to redeem up to an amount equal to the product of approximately 19.99% of the 5,013,500 ordinary shares sold in the Public Offering (or 1,002,199 ordinary shares) multiplied by an initial cash per-share redemption price of $7.60. The actual per-share redemption price will be equal to the quotient of the amount in the Trust Account plus all accrued interest not previously released to the Company, as of two business days prior to the proposed consummation of the business combination, divided by 5,013,500 ordinary shares.

     Accordingly, under the provision of EITF D-98, Classification and Measurement of Redeemable Securities, the Company has classified 19.99% of the net proceeds from the Public Offering, or $7,456,361 as outside permanent equity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

     The following discussion should be read in conjunction with the financial statements and footnotes thereto incorporated by reference in this report.

     ChinaGrowth South Acquisition Corporation (the “Company”) was incorporated in the Cayman Islands on May 3, 2006 as a blank check company recently formed for the purpose of effecting a share capital exchange, asset acquisition or other similar business combination with an operating business in a specified industry. Our objective is to acquire an operating business that has its primary operating facilities located in the People’s Republic of China (“PRC”) in any city or province south of the Yangtze River, including but not limited to the Jiangsu and Hubei provinces and Chongqing. However, in the event ChinaGrowth North Acquisition Corporation executes a definitive acquisition agreement, then the Company will have no geographic restrictions in identifying and selecting a prospective target business or industry in the PRC, and it may therefore also pursue acquisition opportunities north of the Yangtze River. The Company’s efforts in identifying a prospective target business will not be limited to a particular industry.

     On January 29, 2007, the Company completed the sale of 5,013,500 units on January 29, 2007 (including 513,500 units subject to the underwriters’ over-allotment option which were exercised on February 9, 2007) at a price of $8.00 per unit. Each unit consists of one ordinary share of the Company, $0.001 par value, and one warrant. Each warrant entitles the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing on the later of (a) the completion of a Business Combination with a target business, or (b) January 23, 2008. The warrants expire on January 23, 2011. The Company may redeem the warrants (including any warrants issued upon exercise of the unit purchase option described below) at a price of $0.01 per warrant at any time after the warrants become exercisable to the extent the last sales price of the Company’s ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period.

     The Company’s directors and officers, or their designees, have also purchased a total of 900,000 warrants prior to the closing of the Offering at $1.20 per warrant for an aggregate purchase price of $1,080,000 (the “Founding Director Warrants”). The Founding Director Warrants were purchased separately and not in conjunction with ordinary shares in the form of units. The purchase price of the Founding Director Warrants has been added to the proceeds from the Offering held in the Trust Account pending completion of a business combination. If the Company does not complete a Business Combination then the purchase price of the Founding Director Warrants will become part of the liquidation distribution and the Founding Director Warrants will expire worthless.

     The Company will use its best efforts to cause a registration statement to become effective on or prior to the commencement of the warrant exercise period and to maintain the effectiveness of such registration statement until the expiration of the warrants. If the Company is unable to maintain the effectiveness of such registration statement until the expiration of the warrants, and therefore is unable to deliver registered shares, the warrants may become worthless. Because the Founding Director Warrants were sold in a Regulation S private placement and were issued pursuant to an exemption from registration requirements under federal securities laws, the Founding Director Warrants will be exercisable even if, at the time of exercise, a prospectus relating to the common stock issuable upon exercise of the Founding Director Warrants is not current.

     In addition, on January 29, 2007, the Company sold to the underwriters, for $100, an option to purchase up to a total of 315,000 units as compensation for their services (the “unit purchase option”). The units issuable upon exercise of the unit purchase option are identical to those offered in the Public Offering. In lieu of paying the exercise price of $10.00 per unit, the option may be converted into units (i.e., a cashless basis) to the extent that the market value of the units at the time of the conversion exceeds the exercise price of the option. The option may only be exercised or converted by the option holder. The unit purchase option expires on January 23, 2012 and is exercisable at $10.00 per Unit commencing on the later of (a) the completion of a Business Combination, or (b) January 23, 2008. The purchase option and its underlying securities have been registered under the registration statement in the Offering.

     The sale of the option was accounted for as an equity transaction. Accordingly, there was no net impact on the Company’s financial position or results of operations, except for the recording of the $100 proceeds from the sale.

     Although the purchase option and its underlying securities have been registered in our initial public offering, the purchase option grants to holders demand and “piggy back” rights for periods of five years and seven years, respectively, from the effective date of our initial public offering with respect to the registration under the Securities Act of 1933 of the securities directly and indirectly issuable upon exercise of the purchase option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the purchase option may be adjusted in certain circumstances including in the event of a share dividend, or our recapitalization, merger or consolidation. However, the purchase option will not be adjusted for issuances of ordinary shares at a price below its exercise price.

     We intend to utilize cash derived from the proceeds of our recently completed public offering, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination. We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to us. We would only consummate such a financing simultaneously with the consummation of a business combination.

     The Company utilizes certain limited administrative, technology and secretarial services, as well as certain limited office space provided by an affiliate of one of the Initial Shareholders, Global Vestor Capital Partners LLC. Such affiliate has agreed that, until a Business Combination, it will make such services available to the Company, as may be required by the Company from time to time. The Company has agreed to pay Global Vestor Capital Partners LLC up to $7,500 per month for such services commencing on the effective date of the Public Offering, January 25, 2007.

     For the three months ended June 30, 2007, we had a net income of $415,219 derived from interest income of $479,833 offset by $64,614 for professional fees, fees paid to Global Vestor Capital Partners LLC, and traveling and other operating expenses.

     For the six months ended June 30, 2007, we had a net income of $680,413 derived from interest income of $812,161 offset by $131,748 for director and officer liability insurance, professional fees, fees paid to Global Vestor Capital Partners LLC, and traveling and other operating expenses.

     For the period from May 3, 2006 (inception) to June 30, 2007, we had a net income of $666,006 derived from interest income of $813,996 offset by $147,990 for director and officer liability insurance, professional fees, fees paid to Global Vestor Capital Partners LLC, and traveling and other operating expenses.

Plan of Operation

     We were formed on May 3, 2006, to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business which we believe has significant growth potential. Our initial business combination must be with a target business whose fair market value is at least equal to 80% of our net assets. We consummated our initial public offering on January 29, 2007. Our activities to date have been comprised solely of organizational activities, preparing for and consummating our initial public offering, and efforts associated with identifying a target for a business combination. We have neither engaged in any operations nor generated any revenues during the period ended June 30, 2007.

     We intend to utilize cash derived from the proceeds of our initial public offering, our capital stock, debt or a combination of cash, capital stock and debt, in effecting a business combination. The issuance of additional shares of our capital stock:

  may significantly reduce the equity interest of our shareholders;

  will likely cause a change in control if a substantial number of our ordinary shares are issued and may also result in the resignation or removal of one or more of our present officers and directors; and

  may adversely affect prevailing market prices for our securities.

               Similarly, if we issued debt securities, it could result in:

  default and foreclosure on our assets if our operating revenues after a business combination were insufficient to pay our debt obligations;

  acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant were breached without a waiver or renegotiation of that covenant;

  our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

  our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.

     The net proceeds to us from the sale of our units and the private placement of our warrants, after deducting offering expenses of approximately $2,385,400 including underwriting discounts of approximately $2,005,400, and an additional $802,160 to be paid to the underwriters if a business combination is consummated, was $38,802,600. Of this amount, $38,102,600 was placed in a trust account and the remaining $700,000 became available to be used in connection with acquiring a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination, including the payment of legal and accounting expenses and advisory and investment banking fees payable in connection with the business combination. Funds held in the trust account would only be used to pay such expenses and fees upon the consummation of a business combination, but would not otherwise be available for such uses. To the extent that our securities are used in whole or in part as consideration to effect a business combination, the proceeds held in the trust account (excluding $802,160 to be paid to the underwriters upon consummation of a business combination and amounts payable to any shareholders who exercise their redemption rights) as well as any other net proceeds not expended may be used to finance the operations of the target business or to effect other acquisitions, as determined by our board of directors at that time. It is impossible at this time to determine specifically how we would, following a business combination, use any proceeds held in the trust account which are not used to consummate such business combination. We believe that the funds available to us outside of the trust account will be sufficient to allow us to operate for a 24 month period following our initial public offering, assuming that a business combination is not consummated during that time. We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business combination that is presented to us. We would only consummate such a fund raising simultaneously with the consummation of a business combination.

Quantitative and Qualitative Disclosures about Market Risk

     Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. $38,102,600 of the net offering proceeds has been placed into a trust account at JP Morgan Chase NY Bank maintained by Continental Stock Transfer & Trust Company, acting as trustee. The proceeds held in trust will only be invested in United States “government securities,” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less. Thus, we are subject to market risk primarily through the effect of changes in interest rates on government securities. In addition, following a business combination, it is possible that some or all of our revenues and expenses may be denominated in non-United States currencies, primarily Renminbi, which could subject us to increased risks relating to foreign exchange rate fluctuations that could have a material adverse effect on our business, financial condition and operating results.

Controls and Procedures

     Disclosure Controls and Procedures. An evaluation of the effectiveness of our disclosure controls and procedures as of June 30, 2007 was made under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer. Based on that evaluation, they concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms, and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     Internal Controls. During the most recently completed fiscal quarter, there have been no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINAGROWTH SOUTH ACQUISITION CORP.

Date: August 14, 2007	By:	/s/ Michael Zhang
Name: Michael Zhang
Title: Chief Executive Officer
(principal executive officer)

Date: August 14, 2007	By:	/s/ Jin Shi
Name: Jin Shi
Title: Chief Financial Officer
(principal financial officer)